

June 18, 2012

Via E-mail
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Pebblebrook Hotel Trust
2 Bethesda Metro Center, Suite 1530
Bethesda, MD 20814

> **Re:**   **Pebblebrook Hotel Trust**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 1-34571**

Dear Mr. Martz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 2. Properties, page 30

Hotel Managers and Hotel Management Agreements, page 31

1. Please tell us if your operating results are impacted by any frequent guest or rewards programs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

2. We note your disclosure on page 38 and elsewhere regarding renovations. To the extent such renovations are material, in future Exchange Act filings, please disclose the anticipated completion date, costs incurred to date and budgeted costs.

Results of Operations, page 38

3.   We note the pro forma operating statistics on page 40. Considering the impact of acquisitions on your operating results, please tell us if management analyzes the revenue and expense changes of your room and food operations for properties that were owned in both compared periods. If so, please discuss the reasons for such changes and how RevPAR, ADR, and occupancy/vacancy rates impacted operating results in future Exchange Act reports.

Non-GAAP Financial Measures, page 40

4.   We note that you begin the reconciliation of FFO with Net income available to common shareholders. Please tell us how the use of this line item is consistent with the definition of FFO in accordance with NAREIT's April 2002 White Paper on FFO and subsequent publications.

5.   We note you begin the reconciliation of EBITDA with Net income available to common shareholders. Please tell us how your treatment is consistent with the SEC's Final Rule Exchange Act Release No. 47226 dated January 22, 2003, which required the starting point for the reconciliation to be Net income.

Liquidity and Capital Resources, page 44

6.   We note that you filed a registration statement relating to your ATM program in May 2011. In future Exchange Act filings, with respect to your ATM program, please disclose the amount of shares sold, gross proceeds or average price, net proceeds or offering expenses/commissions and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Item 15. Exhibits and Financial Statement Schedules

Notes to the Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Investment in Hotel Properties, page F-10

7.   Please tell us and provide in future periodic reports, if material, the total amount of capitalized internal costs during each period presented related to hotel renovation projects. Further, please quantify the amount of salaries and interest expense capitalized.

Note 7. Equity, page F-18

Common Dividends, page F-18

8.   In future periodic reports, please provide the tax status of distributions per unit; refer to Rule 3-15(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or Kevin Woody, Accounting Branch Chief, at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Adviser, at 202.551.3391 or me at 202.551.3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor